EXHIBIT 19

Execution Version

VOTING AND SUPPORT AGREEMENT

VOTING AND SUPPORT AGREEMENT (this “Agreement”), dated as of November 24, 2019, by and among The Charles Schwab Corporation, a Delaware corporation (“Parent”), and The Toronto-Dominion Bank, a Canadian-chartered bank (the “Stockholder”).

W I T N E S S E T H:

WHEREAS, concurrently with the execution of this Agreement, TD Ameritrade Holding Corporation, a Delaware corporation (the “Company”), Parent and Americano Acquisition Corp., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time in accordance with Section 4.09, the “Merger Agreement”), pursuant to which, among other things, each outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) will be converted into the right to receive the Merger Consideration, as specified in the Merger Agreement;

WHEREAS, as of the date hereof, the Stockholder is the Beneficial Owner (as defined herein) of the shares of Company Common Stock (other than Ordinary Course Securities (as defined below)) set forth opposite the Stockholder’s name on Exhibit A hereto (the “Existing Stockholder Shares”);

WHEREAS, the consummation of the Merger requires receipt of the Company Stockholder Approval;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Stockholder is entering into certain Ancillary Agreements, including the Stockholders Agreement, the Registration Rights Agreement and the IDA Amendment;

WHEREAS, as a condition and inducement to Parent entering into the Merger Agreement, Parent has required that the Stockholder agree, and the Stockholder has agreed, to enter into this Agreement and abide by the covenants and obligations with respect to the Covered Stockholder Shares (as defined herein); and

WHEREAS, the Board of Directors of the Company, acting upon the unanimous recommendation of the Company Special Committee, has unanimously approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, understanding that the execution and delivery of this Agreement by the Stockholder is a material inducement and condition to Parent’s willingness to enter into the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1

GENERAL

Section 1.01. Defined Terms. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement in effect on the date hereof. The following capitalized terms, as used in this Agreement, shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For purposes hereof, the Company and its Subsidiaries shall be deemed not to be Affiliates of the Stockholder.

“Beneficial Ownership” has the meaning ascribed to such term in Rule 13d-3 under the Exchange Act. The terms “Beneficially Own”, “Beneficially Owned” and “Beneficial Owner” shall each have a correlative meaning.

“Covered Stockholder Shares” means the Existing Stockholder Shares, (i) together with any shares of Company Common Stock or other capital stock of the Company and any shares of Company Common Stock or other capital stock of the Company issuable upon the conversion, exercise or exchange of securities that are as of the relevant date securities convertible into or exercisable or exchangeable for shares of Company Common Stock or other capital stock of the Company, in each case, that the Stockholder has or acquires Beneficial Ownership of on or after the date hereof, and (ii) less any shares of Company Common Stock disposed of pursuant to a Permitted Transfer; provided that Covered Stockholder Shares shall not include any Ordinary Course Securities.

“Encumbrance” means any security interest, pledge, mortgage, lien (statutory or other), charge, option to purchase, lease or other right to acquire any interest or any claim, restriction, covenant, title defect, hypothecation, assignment, deposit arrangement or other encumbrance of any kind or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement). The term “Encumber” shall have a correlative meaning.

“Expiration Date” means the date on which the Merger Agreement is terminated in accordance with its terms.

“Ordinary Course Securities” means, with respect to any issuer, securities held: (i) by the Stockholder and its Affiliates in trust, managed, brokerage, custodial, nominee or other customer accounts; (ii) in mutual funds, open or closed end investment funds or other pooled investment vehicles (including limited partnerships and limited liability companies) sponsored, managed and/or advised or subadvised by the Stockholder or its Affiliates; or (iii) by the Stockholder or its Affiliates (or any division thereof), in each case acquired and held in the ordinary course of their securities, commodities, derivatives, asset management, banking or similar businesses.

“Permitted Transfer” means (a) a Transfer of Covered Stockholder Shares by the Stockholder to any of its Affiliates or (b) a Transfer of Covered Stockholder Shares by the Stockholder to any other Person to whom Parent has consented in advance in writing and, in each case, who complies with clause (y) below, provided that (x) in the case of clause (a) such Affiliate shall remain an Affiliate of the Stockholder at all times following such Transfer and (y) in the case of both clauses (a) and (b), prior to the effectiveness of such Transfer, such transferee executes and delivers to Parent a written agreement, in form and substance reasonably acceptable to Parent, to assume all of the Stockholder’s obligations hereunder in respect of the Covered Stockholder Shares subject to such Transfer and to be bound by the terms of this Agreement with respect to such Covered Stockholder Shares to the same extent as the Stockholder is bound hereunder and to make each of the representations and warranties hereunder in respect of itself and the Covered Stockholder Shares as the Stockholder shall have made hereunder, and the Stockholder will be responsible for any breach by the transferee of such agreement.

“Representatives” means, with respect to a Person, such Person’s Affiliates and its and their respective officers, directors, employees, agents and advisors.

“Side Letter” means that certain letter agreement dated the date hereof among Stockholder, Parent and the Company.

“Transactions” has the meaning set forth in the Merger Agreement and includes the receipt by the Stockholder of its applicable portion of the Merger Consideration and the execution and delivery of the IDA Amendment and the Stockholders Agreement.

“Transfer” means, directly or indirectly, to sell, transfer, assign, pledge, Encumber, hypothecate or similarly dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, assignment, pledge, Encumbrance, hypothecation or similar disposition of (including by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise).

ARTICLE 2

VOTING

Section 2.01. Agreement To Vote.

(a) The Stockholder hereby irrevocably and unconditionally agrees that during the term of this Agreement, at the Company Stockholder Meeting and at any other meeting of the stockholders of the Company, however called, including any adjournment or postponement thereof, the Stockholder shall, in each case to the fullest extent that the Covered Stockholder Shares are entitled to vote thereon or consent thereto:

(i) appear at each such meeting or otherwise cause the Covered Stockholder Shares to be counted as present thereat for purposes of calculating a quorum; and

(ii) vote (or cause to be voted), in person or by proxy, all of the Covered Stockholder Shares: (A) in favor of (1) the adoption and approval of the Merger Agreement and approval of the Merger and other transactions contemplated by the Merger Agreement and (2) any action reasonably requested by Parent in furtherance of the foregoing, including, without limiting any of the foregoing obligations, in favor of any proposal to adjourn or postpone any meeting of the stockholders of the Company at which any of the foregoing matters are submitted for consideration and vote of the stockholders of the Company to a later date if there are not a quorum or sufficient votes for approval of such matters on the date on which the meeting is held to vote upon any of the foregoing matters; (B) against any action or agreement that would result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of the Stockholder contained in this Agreement; and (C) against any Company Acquisition Proposal (other than the Merger and the transactions contemplated by the Merger Agreement) or Company Superior Proposal.

(b) The Stockholder hereby (i) waives, and agrees not to exercise or assert, any appraisal or similar rights (including under Section 262 of Delaware Law) in connection with the Merger and (ii) agrees (A) not to commence or participate in and (B) to take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective Affiliates relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Transactions, including any claim (1) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement or (2) alleging a breach of any fiduciary duty of the Board of Directors of the Company in connection with this Agreement, the Merger Agreement or the Transactions (it being understood that nothing in this section shall restrict or prohibit the Stockholder from asserting counterclaims or defenses in any proceeding brought or claims asserted against it by Parent, Merger Sub, the Company or any of their respective Affiliates relating to this Agreement or the Merger Agreement or the Transactions, or from enforcing its rights under this Agreement, the Side Letter, or any Ancillary Agreement to which it is a party).

(c) The Stockholder acknowledges and agrees that the consideration payable to the Stockholder pursuant to the Merger Agreement with respect to the shares of Company Common Stock that it Beneficially Owns shall be as set forth in the Merger Agreement as in effect as of the date of this Agreement (or as may be amended following such date in accordance with the terms hereof and the Side Letter).

(d) The obligations of the Stockholder specified in this Section 2.01 shall apply whether or not the Merger or any action described above is recommended by the Board of Directors of the Company (or any committee thereof).

Section 2.02. No Inconsistent Agreements. The Stockholder hereby covenants and agrees that, except for this Agreement, neither the Stockholder nor any of its Affiliates has (a) entered into, or shall enter into at any time while the Merger Agreement remains in effect, any voting agreement or voting trust with respect to the Covered Stockholder Shares (other than that certain Stockholders Agreement among the Company and the Stockholder, dated as of June 22, 2005 (as amended, supplemented, restated or otherwise modified from time to time, prior to the date hereof, the “Existing Stockholders Agreement”) and the Stockholder hereby represents and warrants that its obligations under the Existing Stockholders Agreement are not inconsistent with its obligations hereunder), (b) granted, or shall grant at any time while the Merger Agreement remains in effect, a proxy, consent or power of attorney with respect to the Covered Stockholder Shares (except pursuant to Section 2.03 or pursuant to any irrevocable proxy card in form and substance reasonably satisfactory to Parent delivered to the Company directing that the Covered Stockholder Shares be voted in accordance with Section 2.01) or (c) taken or shall knowingly take any action that would have the effect of making any representation or warranty of the Stockholder contained herein untrue or incorrect or preventing or disabling the Stockholder from performing any of its obligations under this Agreement; provided, however, that this Section 2.02 shall not preclude the Stockholder from Transferring Covered Stockholder Shares pursuant to a Permitted Transfer. The Stockholder hereby represents that all proxies, powers of attorney, instructions or other requests given by the Stockholder or any of its Affiliates prior to the execution of this Agreement in respect of the voting of the Covered Stockholder Shares, if any, are not irrevocable and the Stockholder hereby revokes (and shall cause to be revoked) any and all previous proxies, powers of attorney, instructions or other requests with respect to the Covered Stockholder Shares; provided that this sentence should not apply to any such proxies, power of attorney instructions or other requests under the Existing Stockholders Agreement.

Section 2.03. Proxy. The Stockholder hereby irrevocably appoints, and at the request of Parent will cause its Affiliates to irrevocably appoint, as its and their proxy and attorney-in-fact Parent and any Person designated in writing by Parent, each of them individually, with full power of substitution and resubstitution, to vote the Covered Stockholder Shares in accordance with Section 2.01 at the Company Stockholder Meeting and at any annual or special meetings of stockholders of the Company (or adjournments or postponements thereof) prior to the termination of this Agreement in accordance with Section 5.01 at which any of the matters described in Section 2.01 is to be considered; provided, however, that the Stockholder’s (and any such Affiliates’) grant of the proxy contemplated by this Section 2.03 shall be effective if, and only if, the Stockholder (or such Affiliate, as applicable) has not delivered to the Secretary of the Company at least ten (10) Business Days prior to the meeting at which any of the matters described in Section 2.01 is to be considered a duly executed irrevocable proxy card in form and substance reasonably acceptable to Parent (provided that sensitive information such as account numbers may be redacted from the proxy card provided to Parent) directing that the Covered Stockholder Shares be voted in accordance with Section 2.01. This proxy (and any proxy granted by an Affiliate will be), if it becomes effective, is (or will be, as applicable) coupled with an interest, is (or will be, as applicable) given as an additional inducement of Parent to enter into the Merger Agreement and shall be irrevocable prior to the termination of this Agreement in accordance with Section 5.01, at which time any such proxy shall terminate. The Stockholder (solely in its capacity as such) shall take such further actions or execute such other instruments (and shall cause its Affiliates to do so) as may be reasonably necessary to effectuate the intent of this proxy. Parent may terminate this proxy with respect to the Stockholder (or any Affiliates) at any time at its sole election by written notice provided to the Stockholder.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

The Stockholder hereby represents and warrants to Parent as follows as of the date hereof:

Section 3.01. Authorization; Validity of Agreement. The Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. The Stockholder has the requisite capacity and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. Each of this Agreement and the Ancillary Agreements to which the Stockholder is a party have been duly authorized (to the extent authorization is required), executed and delivered by the Stockholder and, assuming due authorization, execution and delivery by the other parties hereto and thereto, as applicable, each constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

Section 3.02. Ownership. Unless Transferred pursuant to a Permitted Transfer, (a) the Existing Stockholder Shares are, and all of the Covered Stockholder Shares during the term of this Agreement will be, Beneficially Owned by the Stockholder and owned of record by the Stockholder or a controlled Affiliate thereof and (b) the Stockholder or its applicable controlled Affiliate has good and valid title to the Existing Stockholder Shares, free and clear of any Encumbrances other than pursuant to this Agreement, the Merger Agreement or the Existing Stockholders Agreement, under applicable federal or state securities laws or pursuant to any written policies of the Company only with respect to restrictions upon the trading of securities under applicable securities laws. As of the date hereof, the Existing Stockholder Shares constitute all of the shares of Company Common Stock (or any other equity interests of the Company) Beneficially Owned or owned of record by the Stockholder or its controlled Affiliates (other than Ordinary Course Securities). Unless Transferred pursuant to a Permitted Transfer, the Stockholder or a controlled Affiliate thereof has and will have at all times during the term of this Agreement sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article 2, and sole power to agree to all of the matters set forth in this Agreement, in each case, with respect to all of the Existing Stockholder Shares and with respect to all of the Covered Stockholder Shares at all times during the term of this Agreement.

Section 3.03. No Violation. The execution and delivery of this Agreement, and each of the Ancillary Agreements to which the Stockholder is a party, by the Stockholder does not, and the performance by the Stockholder of its obligations hereunder and thereunder and the consummation of the Transactions will not, (a) conflict with or violate any Applicable Law (subject to compliance with the matters reference in Section 3.04) or any certificate or articles of incorporation, as applicable, or bylaws or other equivalent organizational documents of the Stockholder, or (b) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the properties or assets of the Stockholder under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Stockholder is a party, or by which it or any of its properties or assets may be bound.

Section 3.04. Consents and Approvals. Except as set forth in Exhibit B, the execution and delivery of this Agreement, and each of the Ancillary Agreements to which the Stockholder is a party, by the Stockholder do not, and the performance by the Stockholder of its obligations hereunder and thereunder and the consummation of the Transactions will not, require the Stockholder or any of its Affiliates to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority, other than the filing of any required reports with the SEC.

Section 3.05. Absence of Litigation. As of the date hereof, there is no Proceeding pending or, to the knowledge of the Stockholder, threatened against or affecting the Stockholder and/or any of its Affiliates before (or, in the case of threatened Proceedings, that would be before) any arbitrator or Governmental Authority, that has had or would reasonably be expected to impair the ability of the Stockholder to perform its obligations hereunder or that, to the Stockholder’s knowledge, in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the Transactions.

Section 3.06. Related Party Contracts.

(a) The IDA Agreement is a valid and binding obligation of the Stockholder and its applicable Affiliates and, to the knowledge of the Stockholder and its applicable Affiliates, each of the other parties thereto, and in full force and effect and, subject to the Bankruptcy and Equity Exceptions, enforceable in accordance with its terms against the Stockholder and its applicable Affiliates.

(b) Exhibit C hereto sets forth a list as of the date of this Agreement of each material Related Party Contract to which the Stockholder or any of its Affiliates is a party or by which it is bound (each such Contract listed or required to be so listed, and each such Contract to which the Stockholder or any of its Affiliates becomes a party or by which it becomes bound after the date of this Agreement, a “Stockholder Related Party Contract”).

Section 3.07. Adequate Information. The Stockholder is a sophisticated holder with respect to the Covered Stockholder Shares and has adequate information concerning the Transactions contemplated and concerning the business and financial condition of the Company and Parent to make an informed decision regarding the matters referred to herein and has independently, without reliance upon the Company, Parent, any of their Affiliates or any of the respective Representatives of the foregoing, and based on such information as the Stockholder has deemed appropriate, made the Stockholder’s own analysis and decision to enter into this Agreement.

Section 3.08. Merger Agreement. The Stockholder has received and reviewed a copy of this Agreement and the Merger Agreement, has had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understands and accepts all of the provisions hereof and of the Merger Agreement, including that the consummation of the Merger is subject to the conditions set forth in the Merger Agreement, and as such there can be no assurance that the Merger will be consummated.

Section 3.09. Finder’s Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent, Merger Sub or the Company in respect of this Agreement or the Merger Agreement based upon any arrangement or agreement made by or on behalf of the Stockholder.

Section 3.10. Reliance by Parent. The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by the Stockholder and the representations and warranties of the Stockholder contained herein. The Stockholder understands and acknowledges that the Merger Agreement governs the terms of the Merger and the other transactions contemplated thereby.

Section 3.11. No Ownership of Parent Common Stock. Neither the Stockholder nor any of its Subsidiaries beneficially owns, directly or indirectly, any shares of Parent Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Parent Common Stock (in each case other than Ordinary Course Securities) and neither the Stockholder nor any of its Subsidiaries has any rights to acquire any shares of Parent Common Stock (in each case other than any Ordinary Course Securities).

Section 3.12. No Parent Representations and Warranties. The Stockholder acknowledges and agrees that neither Parent nor any other Person is making or has made to Stockholder any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent or its Subsidiaries, or the accuracy or completeness of any information regarding Parent or its Subsidiaries or any other matter furnished or provided to the Stockholder or made available to the Stockholder in any form in expectation of, or in connection with, this Agreement, or the Transactions. The Stockholder specifically disclaims that it is relying upon or has relied upon any such representations or warranties that may have been made by any Person, and acknowledges and agrees that Parent and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

ARTICLE 4

OTHER COVENANTS

Section 4.01. Publicity.

(a) The Stockholder shall, and shall cause its Affiliates to, consult with the Parent before issuing any press release and other written communications to be used in public distribution channels with respect to this Agreement, the Merger Agreement or the Transactions that discloses Parent’s involvement in the Transactions and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, the Stockholder shall not, and shall cause its Affiliates not to, issue any such press release and other written communications to be used in public distribution channels before such consultation (and, to the extent applicable, shall reasonably in advance provide copies of any such press release to Parent and shall consider in good faith the comments of the Parent).

(b) Parent and its Subsidiaries shall consult with the Stockholder before issuing any press release and other written communications to be used in public distribution channels with respect to this Agreement, the Merger Agreement or the Transactions that discloses the Stockholder’s involvement in the Transactions, and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release and other written communications to be used in public distribution channels before such consultation (and, to the extent applicable, shall reasonably in advance provide copies of any such press release to the Stockholder and shall consider in good faith the comments of the Stockholder).

(c) Notwithstanding anything herein to the contrary, the restrictions set forth in this Section 4.01 shall not apply (i) to any press release in connection with any dispute between the parties regarding this Agreement, the Merger Agreement, any Ancillary Agreement or the Transactions or (ii) any information that is (or the relevant portion of which is) substantially consistent with information previously disclosed publicly (which had been provided to the other party for review and comment).

Section 4.02. Prohibition On Transfers; Other Actions.

(a) Until the termination of this Agreement in accordance with Section 5.01, the Stockholder agrees that it shall not Transfer any of the Covered Stockholder Shares, Beneficial Ownership thereof or any other interest therein (including any voting power with respect thereto) unless such Transfer is a Permitted Transfer. The Stockholder agrees that it shall not, and shall not permit any Affiliate to, (i) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or conflicts with or would reasonably be expected to violate or conflict with, or result in or give rise to a violation of or conflict with, the Stockholder’s representations, warranties, covenants and obligations under this Agreement; or (ii) take any action that could restrict or otherwise affect the Stockholder’s legal power, authority and right to comply with and perform its covenants and obligations under this Agreement. Any Transfer in violation of this provision shall be void ab initio. Neither the Stockholder nor any of its Affiliates shall request that the Company or its transfer agent register the transfer (book-entry or otherwise) of any of the Covered Stockholder Shares and the Stockholder hereby consents, and will cause its Affiliates to consent, to the entry of stop transfer instructions by the Company of any transfer of the Covered Stockholder Shares, unless such transfer is a Permitted Transfer.

(b) Notwithstanding anything herein to the contrary, until the termination of this Agreement in accordance with Section 5.01, if, while a controlled Affiliate of the Stockholder (a “Controlled Affiliate”) holds any Covered Stockholder Shares, such Controlled Affiliate would cease to be a controlled Affiliate in relation to the Stockholder, then the Stockholder shall, and shall cause such Controlled Affiliate to, take all actions necessary to Transfer all of the Covered Stockholder Shares held by such Person back to the Stockholder or to another Person that is a controlled Affiliate of the Stockholder prior to such Controlled Affiliate ceasing to be a controlled Affiliate in relation to the Stockholder.

(c) The Stockholder shall cause its Affiliates to be bound by the applicable terms of this Agreement as if they were parties hereto, including Section 4.01 and Section 4.05, and shall take the necessary steps to inform its Representatives of the obligations undertaken pursuant to this Agreement. Any violation of this Agreement by any of the Stockholder’s Affiliates or Representatives shall be deemed to be a violation by the Stockholder of this Agreement.

Section 4.03. Stock Dividends, Etc. In the event of any change in the Company Common Stock by reason of any reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution, merger or other similar change in capitalization, the terms “Existing Stockholder Shares”, “Ordinary Course Securities” and “Covered Stockholder Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

Section 4.04. Stockholder Related Party Contracts.

(a) From the date of this Agreement until the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms, except (x) as required by Applicable Law or (y) as set forth on Exhibit C, the Stockholder shall not, and shall cause each of its Affiliates not to, enter into, terminate, renew, extend or amend any Stockholder Related Party Contract.

(b) Effective as of the Effective Time, the Stockholder irrevocably consents to and approves the termination of the Stockholder Related Party Contracts set forth on Exhibit C Part 1, without any further obligation or liability of the Company or any of its Subsidiaries or the Stockholder or any of its Affiliates (other than those provisions of such Stockholder Related Party Contracts which expressly survive termination).

(c) Effective 90 days after the date of written notice, which may not be given more than 30 days prior to the second anniversary of Closing, either the Stockholder or Parent, by written notice to the other, can cause the other party to terminate any (or all) Stockholder Related Party Contracts (other than any Ancillary Agreement and any Contracts set forth on Exhibit C Part 2), without any further obligation or liability of the Company or any of its Subsidiaries or the Stockholder or any of its Affiliates (other than those provisions of such Stockholder Related Party Contracts which expressly survive termination). Nothing herein shall prohibit any party to any Stockholder Related Party Contract from otherwise terminating such Contract in accordance with its terms.

Section 4.05. No Solicitation; Support Of Acquisition Proposals.

(a) From the date of this Agreement until the earlier of (i) the Effective Time and (ii) the date of the termination of the Merger Agreement, the Stockholder agrees that it shall not, and shall cause each of its Affiliates, and its and their respective Representatives not to, directly or indirectly (1) solicit, initiate or take any action to knowingly facilitate or knowingly encourage the submission of any Company Acquisition Proposal, (2) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, knowingly facilitate or knowingly encourage any effort by, any Third Party that the Stockholder knows, or should reasonably be expected to know, is seeking to make, or has made, a Company Acquisition Proposal, (3) make or participate in, directly or indirectly, a “solicitation” of “proxies” (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any Person, with respect to the voting of any shares of Company Common Stock in connection with any vote or other action on any matter relating to a Company Acquisition Proposal, other than to recommend that the stockholders of the Company vote in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby as otherwise expressly provided in this Agreement, (4) approve, adopt, recommend or enter into, or publicly propose to approve, adopt, recommend or enter into, or allow any of its Affiliates to enter into, a merger agreement, letter of intent, term sheet, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, voting, profit capture, tender or other similar contract providing for, with respect to, or in connection with, or that is intended to or would reasonably be expected to result in, any Company Acquisition Proposal, or (5) agree or publicly propose to do any of the foregoing; provided that to the extent the Board of Directors of the Company has determined that an unsolicited bona fide Company Acquisition Proposal from a Third Party is or is reasonably likely to result in a Company Superior Proposal, if the Company is negotiating, discussing or providing information to such Third Party pursuant to Section 6.03(b) of the Merger Agreement, then, notwithstanding clauses (1) and (2) above, the Stockholder, its Affiliates and their Representatives may also engage in negotiations or discussions with, and provide information to, such Third Party at the request of the Company Special Committee. The Stockholder and its Affiliates, and its and their respective Representatives, shall immediately cease and cause to be terminated all discussions or negotiations with any Third Party conducted heretofore (other than with Parent) with respect to any Company Acquisition Proposal. The Stockholder agrees to promptly (and in any event within 24 hours) notify Parent after receipt by it of a Company Acquisition Proposal or any indication to it that any Person is considering making a Company Acquisition Proposal or any request of the Stockholder for nonpublic information relating to the Company or any of its Subsidiaries or for access to the properties, books or records of the Company or any of its Subsidiaries by any Person that that the Stockholder knows, or should reasonably be expected to know, is seeking to make, or has made, a Company Acquisition Proposal and to keep Parent fully informed of the status and details of the material terms of any such Acquisition Proposal, indication or request.

(b) For the avoidance of doubt, for the purposes of this Section 4.05, any officer, director, employee, agent or advisor of the Company (in each case, in their capacities as such) shall be deemed not to be a Representative of the Stockholder.

Section 4.06. Notice Of Acquisitions. The Stockholder agrees to notify Parent as promptly as practicable (and in any event within 24 hours after receipt) orally and in writing of the number of any additional shares of Company Common Stock or other securities of the Company of which the Stockholder acquires Beneficial Ownership on or after the date hereof (in each case other than Ordinary Course Securities).

Section 4.07. Stockholder Trademark Phase-out. The parties hereto acknowledge and agree that certain Trademark License Agreement, by and between the Stockholder and the Company, dated June 22, 2005 (the “Stockholder Trademark License Agreement”) shall terminate effective as of the Closing and the provisions of the Stockholder Trademark License Agreement that apply by its terms following a termination (including Section 7.4) shall apply following such termination; provided that, notwithstanding anything in the Stockholder Trademark License Agreement to the contrary, the Stockholder and Parent acknowledge and agree that the reference to “twelve (12) months” in Section 7.4 of the Stockholder Trademark License Agreement shall be deemed to be replaced by “twenty four (24) months”. Parent agrees that notwithstanding anything to the contrary in the Stockholder Trademark License Agreement, Parent (and not the Stockholder) shall bear any destruction or removal costs for the “Name” (as defined therein) or other costs associated with the phase out of the existing Ameritrade brand and implementation of the Schwab brand.

Section 4.08. Regulatory Cooperation.

(a) The Stockholder agrees to use reasonable best efforts to (i) prepare and file as promptly as possible and in any event no later than thirty (30) days after the date of the Merger Agreement all necessary Filings to be filed by the Stockholder and its Affiliates in connection with the Regulatory Approvals (as defined in the Side Letter) including, for clarity, not withdrawing any Filings referred to in this Section 4.08(a) and resubmitting any such Filings referred to in this Section 4.08(a) as soon as reasonably practicable in the event such Filings are rejected for any reason by the Federal Reserve Board or any other relevant Governmental Authority; provided that any Filing with respect to the HSR Act or the approval of the OCC under 12 CFR Section 5.53 to enter into the IDA Amendment shall be made promptly after any determination that such approval is required and (ii) to obtain all Consents, including the Regulatory Approvals, required to be obtained from the Federal Reserve Board and any other Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the Transactions. To the extent permitted by Applicable Law, the Stockholder shall deliver as promptly as practicable to the Federal Reserve Board or any other appropriate Governmental Authorities any additional information and documentary material that may be requested by the Federal Reserve Board or any other Governmental Authority in connection with the Transactions. Without limiting the foregoing, none of the Stockholder or its respective Affiliates shall extend any waiting period or comparable period under the HSR Act or other Antitrust Laws or enter into any agreement with any Governmental Authority not to consummate the Transactions, except with the prior written consent of each of Parent and the Company (which shall not be unreasonably withheld, conditioned or delayed).

(b) Parent shall reasonably cooperate with and assist (including providing information) the Stockholder in connection with (i) preparing and filing as promptly as practicable after the date of the Merger Agreement any Filings referred to in Section 4.08(a) and (ii) obtaining any Consent referred to in Section 4.08(a) in connection with the Transactions.

(c) Each of Parent and the Stockholder shall, to the extent permitted by Applicable Law (i) promptly notify the other party of any written communication made or received by Parent or the Stockholder, as applicable, to or with the Federal Reserve Board or any Federal Reserve Bank or with any Governmental Authority relating to any Filings required to be filed by the Stockholder or any of its Affiliates in connection with the Transactions (the “Stockholder Filings”), and, if permitted by Applicable Law and reasonably practical, permit the other party to review in advance any proposed written communication to any such Governmental Authority relating to any such Stockholder Filing and incorporate the other party’s (and any of its outside counsel’s) (or the Company’s (and any of its outside counsel’s), as applicable) reasonable comments to such proposed written communication, (ii) not agree to participate in any in-person meeting or substantive discussion with the Federal Reserve Board or any Federal Reserve Bank or any other Governmental Authority in respect of any such Stockholder Filing, or any investigation or inquiry relating to any such Stockholder Filing unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend or participate, as applicable, and (iii) promptly furnish the other party with copies of all correspondence, filings and written communications between it and its Affiliates and Representatives, on the one hand, and such Governmental Authority or its respective staff, on the other hand, with respect to any Stockholder Filing. Any materials provided in connection with Section 4.08 of this Agreement may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove competitively sensitive material; provided, that the parties may, as they deem advisable and necessary, designate any materials provided to the other under this Section 4.08 as “outside counsel only.”

(d) The Stockholder shall reasonably cooperate with and assist (including providing information) the Company and Parent in connection with (i) preparing and filing as promptly as practicable with any Governmental Authority all Filings to be filed by the Company or any of its Affiliates or Parent or any of its Affiliates in connection with the Transaction and (ii) obtaining any Consent in connection with the Transactions.

(e) In the event any Proceeding by any Governmental Authority or other Third Party is commenced which questions the validity or legality of, or otherwise challenges, the Transactions, or seeks damages in connection therewith, the parties hereto shall reasonably cooperate and use reasonable best efforts to defend against such Proceeding, and, if an injunction or other Order is issued in any such Proceeding, use reasonable best efforts to have such injunction or other Order lifted or extinguished, and to cooperate reasonably regarding any other impediment to the consummation of the Transactions; provided, that, unless the Stockholder elects to do so, nothing in this Agreement shall require the Stockholder to commence any litigation against, or defend any litigation commenced by, any Governmental Authority.

(f) Without limiting the foregoing and notwithstanding anything to the contrary in the confidentiality agreement between Parent and the Stockholder, dated as of January 18, 2019, (i) the Stockholder hereby authorizes Parent to publish and disclose in any announcement or disclosure relating to the Transactions, including in the Joint Proxy Statement/Prospectus, the Stockholder’s identity and ownership of the Covered Stockholder Shares and the nature of the Stockholder’s obligations under this Agreement and (ii) Parent hereby authorizes the Stockholder and its Affiliates to publish and disclose the nature of the Stockholder’s obligations under this Agreement in filings with the SEC and Canadian securities regulators, including pursuant to Schedule 13D; provided in each case that the disclosing party shall permit the other party to review in advance any proposed announcement or disclosure and incorporate consider the other party’s (and any of its outside counsel’s) reasonable comments thereto.

Section 4.09 Terms of the Merger Agreement. Notwithstanding anything herein to the contrary, the Stockholder acknowledges and agrees that it is not a party to the Merger Agreement and it has no rights under any provision thereof, except for the Stockholder’s rights on the terms and conditions set forth therein (i) to receive the Merger Consideration with respect to the shares of Company Common Stock that it Beneficially Owns pursuant to the Merger Agreement as in effect as of the date of this Agreement (or as may be amended following such date in accordance with the terms of the Side Letter) and (ii) as an express third-party beneficiary to enforce the provisions of Sections 8.10(a) to 8.10(c) of the Merger Agreement to the extent related to the Stockholder.

ARTICLE 5

MISCELLANEOUS

Section 5.01. Termination. This Agreement shall remain in effect until the earlier to occur of (a) the Effective Time and (b) the Expiration Date. Upon the termination of this Agreement, neither party hereto shall have any further obligations or liabilities hereunder; provided that neither the provisions of this Section 5.01 nor the termination of this Agreement shall (i) relieve any party hereto from any liability of such party to any other party incurred prior to such termination or expiration, (ii) relieve any party hereto from any liability to any other party arising out of or in connection with a breach of this Agreement or (iii) if this Agreement terminates because the Effective Time has occurred, terminate the obligations under Section 4.01, Section 4.04(b), Section 4.04(c), Section 4.07, Section 4.08(b), Section 4.08(e), Section 4.08(f) or Article 5, in each case, except as such obligations specifically terminate in accordance with the terms of such Sections.

Section 5.02. No Agreement As Director or Officer. Notwithstanding any provision in this Agreement to the contrary, (a) nothing in this Agreement shall limit or restrict any officer, director or other Representative of the Stockholder in his or her capacity as a director or officer of the Company from acting in such capacity or voting in such capacity in such person’s sole discretion on any matter and (b) the taking of any actions (or any failures to act) by any officer, director or other Representative of the Stockholder in his or her capacity as a director or officer of the Company shall not be deemed to constitute a breach of this Agreement.

Section 5.03. No Ownership Interest. The Stockholder has agreed to enter into this Agreement and act in the manner specified in this Agreement for consideration. Except as expressly set forth in this Agreement, all rights and all ownership and economic benefits of and relating to the Covered Stockholder Shares shall remain vested in and belong to the Stockholder and its applicable controlled Affiliates, and except as expressly set forth in this Agreement, nothing herein shall, or shall be construed to, grant Parent any power, sole or shared, to direct or control the voting or disposition of any of the Covered Stockholder Shares. Nothing in this Agreement shall be interpreted as creating or forming a “group” with any other Person, including Parent, for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of Applicable Law.

Section 5.04. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given:

(i) if to Parent to:

The Charles Schwab Corporation

211 Main Street

San Francisco, CA 94105

Attention: Peter Crawford

Peter Morgan

Email: peter.crawford@schwab.com

peter.morgan@schwab.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention:         William L. Taylor

                           Lee Hochbaum

Facsimile:         (212) 701-5133

E-mail:              william.taylor@davispolk.com

                           lee.hochbaum@davispolk.com

and

(ii) if to the Stockholder to:

The Toronto-Dominion Bank

66 Wellington Street West

4th Floor, TD Tower

Toronto, Ontario

Canada M5K 1A2

Attention: Ellen Patterson, Group Head and General Counsel

Email: Ellen.Patterson@td.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention:    Lee A. Meyerson

                    Ravi Purushotham

          Matt Rogers

Facsimile:   (212) 455-2502

E-mail:        lmeyerson@stblaw.com

          rpurushotham@stblaw.com

          mrogers@stblaw.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 5.05. Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. Headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any Applicable Law. References to any statute or regulation refer to such statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and references to any section of any statute or regulation include any successor to such section. References to a section in the Merger Agreement shall be to such section in the Merger Agreement as in effect on the date hereof.

Section 5.06. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, including by facsimile or by email with .pdf attachments, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed and delivered (by electronic communication, facsimile or otherwise) by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 5.07. Entire Agreement. This Agreement and, to the extent referenced herein, the Merger Agreement, together with the several agreements and other documents and instruments referred to herein or therein or attached hereto or thereto, constitute the entire agreement between the parties with respect to the subject matter thereof and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter thereof.

Section 5.08 Governing Law; Consent To Jurisdiction; Waiver Of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state. Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to this Agreement, on behalf of itself or its property, in accordance with Section 5.04 or in such other manner as may be permitted by Applicable Law, and nothing in this Section 5.08(a) shall affect the right of any party to serve legal process in any other manner permitted by Applicable Law, (ii) irrevocably and unconditionally consents and submits itself and its property in any action or proceeding to the exclusive general jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware), in the event any dispute arises out of this Agreement, or for recognition and enforcement of any judgment in respect thereof, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iv) agrees that any actions or proceedings arising in connection with this Agreement shall be brought, tried and determined only in the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware), (v) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same and (vi) agrees that it shall not bring any action relating to this Agreement or the Transactions in any court other than the aforesaid courts. Each of Parent and the Stockholder agrees that a final judgment in any action or proceeding in such court as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.08(b).

Section 5.09. Amendment; Waiver.

(a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 5.10. Remedies. The parties acknowledge and agree that irreparable harm would occur and that the parties would not have any adequate remedy at law (i) for any breach of the provisions of this Agreement or (ii) in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that, except to the extent this Agreement is terminated in accordance with Section 5.01, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages, and each party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The parties further agree that (x) by seeking the remedies provided for in this Section 5.10, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, including monetary damages and (y) nothing contained in this Section 5.10 shall require any party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 5.10 before pursuing damages nor shall the commencement of any action pursuant to this Section 5.10 or anything contained in this Section 5.10 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Section 5.01 or pursue any other remedies under this Agreement that may be available then or thereafter.

Section 5.11. Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under Applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 5.12. Successors And Assigns; Third Party Beneficiaries. Other than to a transferee pursuant to a Permitted Transfer (which, for the avoidance of doubt, will not relieve the Stockholder of its obligations hereunder), neither this Agreement nor any of the rights, interests or obligations contained herein shall be assigned by a party hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. This Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 5.13. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

THE CHARLES SCHWAB
CORPORATION

By:	/s/ Walter W. Bettinger II
Name: Walter W. Bettinger II
Title: President and Chief Executive Officer

[SIGNATURE PAGE TO VOTING AND SUPPORT AGREEMENT]

THE TORONTO-DOMINION BANK

By:	/s/ Riaz Ahmed
Name: Riaz Ahmed
Title: Group Head and Chief Financial Officer

[SIGNATURE PAGE TO VOTING AND SUPPORT AGREEMENT]

EXHIBIT A

OWNERSHIP OF EXISTING STOCKHOLDER SHARES

Beneficial Owner	Number of Existing Stockholder Shares
Stockholder	233,993,484

EXHIBIT B

STOCKHOLDER CONSENTS AND APPROVALS

(a) Stockholder shall have received all necessary approvals from the Federal Reserve Board for the acquisition of the shares of Parent Common Stock that are to be issued to Stockholder in the Merger pursuant to the Merger Agreement.

(b) Stockholder shall have received from the Federal Reserve Board a determination or, as determined by Stockholder in its sole discretion, other acceptable confirmation, that the consummation of the Merger and the transactions contemplated thereby will not result in Stockholder being deemed to “control” Parent (as that term is interpreted by the Federal Reserve Board under the BHC Act or HOLA) following consummation of the Merger and the other transactions contemplated thereby.

(c) To the extent required by the OCC, Stockholder shall have received the approval of the OCC under 12 CFR Section 5.53 to enter into the IDA Amendment.

(d) To the extent applicable, any waiting period or periods under the HSR Act with respect to the issuance of Parent Common Stock to Stockholder and its Affiliates shall have expired or been terminated.

EXHIBIT C

STOCKHOLDER RELATED PARTY CONTRACTS

Section 3.06

The agreements listed in Section 4.19(a)(xvi) of the Company Disclosure Schedules (Related Party Contracts) as in effect on the date hereof that the Stockholder and/or its Affiliates are a party thereto.

Section 4.04

Part 1 – Terminated at Closing

All Contracts relating primarily to the Common Stock such as stockholders agreements, registration rights agreements and other similar agreements, other than any Ancillary Agreement.

Part 2 – No Early Termination

Transition Services Agreement by and between the Company and TD Bank, N.A. as amended from time to time.

Trading Platform Hosting and Services Agreement by and between TD Waterhouse Canada Inc., thinkorswim Canada Inc., the Company and thinkorswim Group Inc.

Nothing herein shall prohibit any party to the contracts listed above in Part 2 from otherwise terminating such Contract in accordance with its terms.